The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04 JAN 13 AM 7:21

04012076

January 08, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Agreement with Related Authorities on Repayment of Public Funds

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

dlw 1/14

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

01/08/04 9:28AM

04 JAN 13 AM 7:21

The Sumitomo Trust & Banking Co., Ltd.

Agreement with Related Authorities on Repayment of Public Funds

Tokyo, January 7, 2004 --- The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") announced today that the public funds are to be fully repaid in accordance with the transfer agreement of the preferred stocks between the Resolution and Collection Corporation ("RCC") and the third parties as well as in accordance with the transfer agreement of the subordinated bonds between RCC and Sumitomo Trust. The subordinated bonds are to be redeemed after the transfer to Sumitomo Trust. Sumitomo Trust formerly announced on October 15, 2003 that it requested the related authorities to approve its repayment of public funds held by RCC in line with the "Law of the Emergency Measures for Early Strengthening of Financial Functions", by the transfer of 100 billion yen of preferred stocks to third parties and by the redemption of 100 billion yen of subordinated bonds.

Transfer agreements

The summary of the terms of the agreements is as follows. For further details of the preferred stocks and the subordinated bonds, please see the appendix.

a. Transfer agreement of the preferred stocks

Preferred stocks are transferred from RCC to the transferees arranged by Sumitomo Trust.

1) Transfer price	1,104.64 yen for each issue price of 800 yen (138.08% against issue price)
2) Amount to be transferred	138,080 million yen
3) Number of the transferees	29 companies
4) Transfer date	January 13, 2004

b. Transfer agreement of the subordinated bonds

The subordinated bonds are transferred from RCC to Sumitomo Trust.

1) Transfer price	102.366 yen for each issue price of 100 yen
2) Amount to be transferred	102,366 million yen
3) Transfer date	January 14, 2004

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654

(Appendix)

1. Preferred Stocks

Total amount of issue:	100 billion yen
Issue price:	800 yen per share
Annual dividend:	6.08 yen per share
Dividend yield:	0.76%
Residual property per share:	800 yen
Current conversion price:	481 yen (Adjustment is available with floor conversion price 245 yen)
Effective date for conversion price adjustment:	October 1 of every year ending October 1, 2008
Mandatory conversion date:	March 31, 2009

2. Subordinated Bonds

Total amount of issue:	100 billion yen
Maturity date:	March 31, 2011 (First call date: March 31, 2006)
Issue price:	100 percent
Interest rate:	6 month yen LIBOR + 1.53% (April 1, 1999 – March 31, 2006)
	6 month yen LIBOR + 2.03% (April 1, 2006 – March 31, 2011)